U. S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                   Form 10-SB

                          File No.: __________________

                                 CIK: 0001172631


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             MACHINETALKER, INC.(TM)
                            -------------------------
                 (Name of Small Business Issuer in its charter)


                  Delaware                   01-0592299
                  --------                   ------------
State or other jurisdiction of           IRS Employer ID Number
incorporation or organization

                             51 Santa Felicia Drive
                                Goleta, CA 93117
                    ----------------------------------------
                (Address of principal executive offices Zip Code)

         Issuer's telephone number:  (805) 968-2400


           Securities to be registered under Section 12(b) of the Act:

Title of each class              Name of each exchange on which
to be so registered              each class is to be registered

                                 Not Applicable


           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)

                                TABLE OF CONTENTS

                                     PART I

                                                                           Page

Item 1.           Business.....................................................3

Item 2.           Management's Discussion and Analysis of Financial
                       Condition and Results of Operations....................21

Item 3.           Properties..................................................22

Item 4.           Security Ownership of Certain Beneficial Owners
                        and Management........................................23

Item 5.           Directors and Executive Officers of the Registrant..........23

Item 6.           Executive Compensation......................................28

Item 7.           Certain Relationships and Related Transactions..............29

Item 8.           Description of Securities...................................30

                                     PART II

Item 1.           Market for Registrant's Common Stock and
                        Security Holder Matters...............................31

Item 2.           Legal Proceedings...........................................31

Item 3.           Changes in and Disagreements with Accountants
                        on Accounting and Financial Disclosure................31

Item 4.           Recent Sales of Unregistered Securities.....................31

Item 5.           Indemnification of Directors and Officers...................34

                                    PART F/S


Financial Statements and Supplementary Data..................................F-1

Signature Page................................................................35

Exhibits, Financial Statement Schedule and Reports on Form 8-K................49

PART I


Item 1.  Description of Business.

General

MachineTalker, Inc. ("MachineTalker" or the "Company") has developed a wireless control technology (patent filed on April 23, 2002) that is designed to allow machines to communicate with one another within a wireless environment. MachineTalker wireless control technology can be applied to the monitoring and control of devices that have historically been difficult to access and were previously unmanaged.

                                 Company History

The Company was founded on January 30, 2002, by Roland F. Bryan, Mark P. Harris and Christopher T. Kleveland to develop and market a wireless control technology. The Company's founders are also the principal owners of SecureCoin, Inc. ("SecureCoin"). As part of MachineTalker's initial capitalization, the Company's founders have contributed certain intellectual property that was developed at SecureCoin. This intellectual property, including a provisional patent, forms the core of MachineTalker's wireless control technology that will allow machines to communicate with one another within a wireless environment.

                             The Company's Business

The Company's strategy is to provide a solution for the problem posed by the inability of machines to "talk" with one another. In a theoretical world where machines could talk with one another, they would become highly social, readily adapt to their respective communities and carry out their respective assignments. With wireless access, manufacturing machines on a shop floor could communicate status to each other automatically. Home air-conditioning units could communicate with the electric company directly. Fleets of trucks could easily alert computers at headquarters as to the location of inventories. In a world of talking machines, machine-to-machine (M2M) communications would surpass people based communications.

The Company has developed a wireless control technology that will allow machines to communicate with one another within a wireless environment. MachineTalker wireless control technology can be applied to the monitoring and control of devices that have historically been difficult to access and were previously unmanaged. Millions of machines -- vending machines, manufacturing equipment, meters and vehicles -- may potentially be monitored and supervised, have information collected, parameters set and online transactions conducted.

The Wireless World

Wireless connectivity has long been one of the holy grails of communications and computing. The freedom and flexibility to log on, swap data and chat from anywhere is a compelling concept. We are rapidly moving toward a wireless world. Soon, users will have almost immediate access to many forms of information and conduct transactions no matter where they go.

The Internet has begun a steady transition to a non-PC centric environment using Web connected wireless devices such as wireless personal digital assistants
(PDAs) and smart cell phones. While the future of the device-centric Web seems well known, a much deeper force is at work in cyberspace. Management believes that the next big wave in the Internet infrastructure landscape will involve machines that talk to other machines. These trends will potentially require dramatically different Internet network control interfaces in order to provide efficient and secure signaling.

Applications for MachineTalker Wireless Control Technology

Management  believes   MachineTalker  wireless  control  technology  has  market
potential in an almost limitless number of applications, including:

o        Vending
o        Gaming
o        Security
o        Home automation
o        Manufacturing automation
o        Medical and health monitoring
o        Warehousing and distribution
o        Military
o        Remote sensing and telemetry

Focus on Vending Applications

The Company's management has chosen to focus the Company's initial development and marketing efforts on the vending target market segment. The Company's founders have considerable experience in the vending industry. As principal owners of SecureCoin, Inc., a manufacturer of state-of-the-art coin acceptor products, the Company's founders are familiar with all aspects of the vending business from point-of-sale to the handling of revenue. They also have a number of long-standing relationships with manufacturers and operators of vending machines and equipment.

Certain members of the Company's management team have worked in the computer networking industry for many years. Their collective experience includes research, product development, manufacturing, marketing and sales in the application of microprocessors to communications and to process control. This blend of vending industry and computer networking experience has caused management to design a technology to deliver highly automated solutions to the vending market. The Company's management believes that the introduction of MachineTalker wireless control technology to the vending industry may alter the way that vending machines are networked, controlled and receive payments.

Vending applications that may use MachineTalker wireless control technology include:

o        Laundromats
o        Food and beverage
o        Car wash
o        Parking
o        Tolls
o        Amusement
o        Stamps
o        Lockers

Business Model

The Company's business strategy is very straight-forward: (1) apply the MachineTalker wireless control technology to the vending industry, (2) develop kits that can be easily added to existing vending equipment, (3) initially sell the kits to manufacturers and operators of vending equipment through channel partners and distributors, and (4) later on, sell the kits and/or license the Company's proprietary technology to manufacturers and operators of any machines, appliances and devices where there may be a need for the technology through channel partners and distributors.

Revenue Model

The Company's management believes that most of the Company's revenues will come from the sale of MachineTalker kits. The Company's other revenues will come from the licensing of its proprietary technology to vending equipment manufacturers.

Kit Pricing Model

The Company's product pricing is based on cost, competition, market, and profitability. The Company's management believes that the Company can offer prices that are both affordable for customers and profitable for the Company. As with any new products in the market, initial pricing is most likely dictated by the perceived value to the customers.

Licensing Pricing Model

The Company's management believes that exclusive and non-exclusive know-how and intellectual property licenses will result in a substantial stream of royalty revenue for the Company. The Company's management estimates that manufacturers will be willing to pay a royalty of at least 3% of their sales for the non-exclusive rights to manufacture products using MachineTalker wireless control technology.

                             Proprietary Technology

Self Coordinated Machine Network

Patent Application

An application for a U.S. patent in the name of Roland F. Bryan, Mark P. Harris and Christopher T. Kleveland and assigned to MachineTalker entitled Self
Coordinated Machine Network was filed on April 23, 2002, by the Company's intellectual property counsel, Lyon & Lyon, LLP.

Abstract of the Patent Disclosure

A self coordinated machine network is established by two or more machines in proximity with each other via a wired or wireless network infrastructure. The machines are configured to establish an ad hoc network between themselves for sharing information related to their common applications. New machines that come into proximity of the network infrastructure are configured to join an existing ad hoc network. Machines that power down or are removed from proximity of the network infrastructure are eliminated from the ad hoc network. Communications between the constituent machines of the ad hoc network allow the machines to self coordinate the network and redundantly store information pertaining to the common and disparate applications of the various machines that comprise the self coordinated machine network.

                    MachineTalker Wireless Control Technology

The MachineTalker Social Network

During the late 1970s and early 1980s an information sharing revolution was made possible by advancements in microprocessor technology and networking standards that spawned two crucial ingredients eventually resulting in the technology renaissance now called the Internet: First, the proliferation of mass-produced computers and the operating system and application software that made them usable; and second, the standardization of inter-computer languages that allowed these millions of computers to exchange information seamlessly.

Prior to this, computer users typically communicated with one another via "dumb" terminals hardwired to a central host computer in configurations very similar to telephone extensions operating through PBX systems. Without that central brain, the terminals themselves had no autonomy and could not operate on their own; much less communicate with other terminals and their users.

A key catalyst fueling this change to distributed computing was a huge pent-up demand for fast, inexpensive information exchange in the commercial sector to make business more efficient and workers more productive. The speed, accuracy and interoperability of Internet-based technologies became, in less than two decades, essential infrastructure for business internationally.

Today, the same environment for change exists in the world of machines. Over the next five years a similar revolution may take place in the connection, interoperability and information exchanged between sensors, controllers and actuators that will give machines their own forms of autonomy and communications. In more than an analogous sense, over the next few years machines will be talking to one another, making decisions and effecting change without constant human intervention, management or constraint.

MachineTalkers and the SMMP(TM) Network Protocol

Many new machines on the market contain programmed controllers that are wired to sensors, solenoids, relays, motors, heaters and other electro-mechanical controls; and that take readings, make adjustments, turn on signals, power-up or off, control movement and actuate processes. Information is passed to and from these controllers by local keypads or the attachment of communications links to local or remote sites where data is gathered and decisions are made.

Topographically, this tie-in to a centralized control facility is similar to the central computer/dumb terminal installations of the pre-Internet era. Like those early hard-wired systems that required every action to be processed centrally, today's machines are severely handicapped to meet the coming demands of information distribution and local control.

MachineTalker's design goes about things in a different way by moving much of the intelligence now located at the central control site out into the machines themselves. MachineTalker has introduced the concept of using a local, inexpensive, adaptor module (a "MachineTalker") that will serve as an intelligent proxy for its host machine; and that is embedded with enough intelligence to make decisions based upon information provided by its local host, by other machines and by remote sites. Each MachineTalker device is capable of performing diagnostics, can transmit status reports on itself and on other machines in its "community," and can accept set up commands from qualified sources. Adapting machines with MachineTalker devices will dramatically increase the amount of information available and potentially make operations much more efficient.

MachineTalkers will be managed by an advanced network software package, the Simple Machine Management Protocol (SMMP). SMMP is being introduced by the
Company as the basis for communications and the management of autonomous communities of machines. Both the MachineTalkers and the SMMP managing protocol are proprietary technologies protected by patent and copyright.

Because SMMP expands upon existing standards for open networking, MachineTalkers will be interoperable with other Web-enabled controls, databases and application software. The use of MachineTalker devices will therefore be unlimited by proprietary barriers when being deployed over a wide range of applications. Once the new levels of machine management are achieved by the use of SMMP, the Company believes that SMMP will be adopted as an industry standard protocol.

Wireless Self-Configuration

MachineTalkers and SMMP are designed to interoperate over wired or wireless connections. For retrofitting older installations, either medium will work well. However, with the recent advances in wireless applications the Company anticipates the use of 802.11x and Bluetooth wireless technologies, thereby taking advantage of the low cost and the proliferation of these popular methods.

With wireless networking, one additional and very significant advantage will be the ability to bring new machines on-line without plugging in cables and/or physically reconfiguring a given local network. MachineTalkers embody the Company's concept of "Automatic Network Configuration," or ANC, whereby the addition of a new machine to a community of machines will happen simply by powering it up.

Value Potential of SMMP/ANC(TM)

The Automatic Network Configuration feature allows any SMMP-conforming wireless machine controller to be inserted into an operational wireless network of MachineTalkers without harming the device or the integrity of the network. In practical terms this means that service personnel can add or replace failed network components without having to interrupt network operation. Automatically, a new machine, equipped with the MachineTalker SMMP, establishes communication with the network, learns the parametric information of its implementation from the network and begins operating as a member of the networked community.

For the manufacturer of machines, the SMMP/ANC advantage is the elimination of complex wiring harnesses, expensive programmable logic controllers, and the need for specialized diagnostic equipment. On the manufacturing floor, time-consuming troubleshooting, quality assurance certification, and product documentation requirements are minimized; and, once shipped, warranty repair issues are simplified.

It is possible that the fabrication and deployment benefits just described will more than justify the deployment of the MachineTalker technology. Once adopted, however, the real value lies in the vast potential that is unlocked as these communities of machines acquire and share intelligence and knowledge amongst themselves in a decentralized and flexible model -- much in the way that the value of individual computers was exponentially compounded by the advent of internetworking.

Pricing Considerations

Implementing a multi-machine process control network using MachineTalker technology will be less expensive than installation of the current state of the art equipment. Costs of various MachineTalker components are comparable to their conventional counterparts, while costs of wiring, connectors, and installation are eliminated. With machine personalities embedded in the network, complexity and costs associated with programming, configuration and troubleshooting of the network are greatly reduced and simplified to the level of most operator's capabilities. Similarly, the labor rate and allocation of routine maintenance, repair, modification and expansion or relocation of the network is minimized.

Along with standard networking and communications controls (either wired or wireless) MachineTalkers contain programmable microprocessors with scalable instruction sets, I/O and memory. Depending on mass production and the target application, MachineTalkers may range in cost from less than five dollars for a networked device that would control, for example, a stepper motor, to a few times that price for a device that would control and manage a state-of-the-art vending machine.

Although they will be inexpensive to manufacture, the Company's products will present a wealth of features that will allow the selling price to be measured in results, not raw material cost.

                                   The Market

The Company's management believes that there is a significant and potentially lucrative opportunity for delivering wireless control products to the rapidly growing machine-to-machine market.

The Mobile Data Market Opportunity

Society is rapidly moving toward a mobile world. Soon, users will have almost immediate access to many forms of information and conduct transactions no matter where they go. Consider the following:

o The number of cell phones worldwide will soon eclipse the number of traditional land lines. With Asia and Europe leading the way as heavy adopters of wireless technology, by 2006 there will be 1.6 billion cellular phone subscribers and just 963 million fixed-line subscribers, according to a recent report issued by IDG.

o Spending on wireless infrastructure will rise. The Yankee Group projects that wireless infrastructure will increase from $99.4 billion in 2001 to $120.2 billion by 2004.

o The Accenture Institute for Strategic Change claims that the worldwide market for Web-connected wireless devices will grow 630% between 2001 and 2006. M-commerce in the U.S. alone will provide $20 billion in transactions by that time.

o Meta Group has forecast that wireless transactions will account for almost a fifth of business-to-business transaction volume by 2003. Further, 25% of business-to-consumer traffic will be wireless transactions by that time.

o According to the Cyber Dialogue U.S. Small Business Internet survey, 101,000 small firms now use wireless devices to go online, up from 44,000 in 2000. Sixty-six percent of small businesses said wireless e-mail was the main motivation, 53% said document exchange was another important motivation, while 40% cited technical support.

Machine-to-Machine (M2M) Communication

In a research report about wireless vending, ARC Group makes a compelling case for explosive growth in machine-to-machine (M2M) communication (Wireless
Vending: Deployment Strategies and New Vending Opportunities, August 2001). ARC Group reports that in a burgeoning wireless data market, mobile data revenue is expected to comprise a large part of the revenue derived from total cellular wireless operations. This expectation is given further credence by a recent statement from Dr. Keiji Tachikawa, President of Japan's NTT DoCoMo, who contended that by 2010, 70% to 80% of mobile communication would be non-voice. NTT DoCoMo's forecast shows expectations of 360 million subscribers by 2010 (this figure has now been increased to 570 million). It appears NTT anticipates that tomorrow's subscribers (in addition to today's mobile subscribers phones) will include:

o        Portable computers
o        Vehicles
o        Bicycles
o        Equipment such as vending machines
o        Pets

This prognosis by NTT DoCoMo introduces the concept of telematics and M2M communication, which represents an element of wireless data whose potential, in terms of reach, market growth and revenue, is phenomenal. This becomes even more obvious if the number of devices and machines that can be communicated with or that have to be regularly visited for data, maintenance or cash collection is taken into account.

Telematics and M2M communications are principally data applications. They are changing the way people and businesses operate and promise a whole new work and lifestyle. M2M opens up a range of new opportunities across industries that rely on operational efficiency and high levels of customer service and satisfaction. M2M offers companies a means of remaining competitive in a highly aggressive and relatively saturated marketplace.

Telemetry

ARC regards telemetry as a subset of the broader telematics/M2M markets. In its most simplistic form, telemetry involves the transmission of data from a remote unit to a central processing point and vice versa. Basically, any electronic device with a data output can be remotely monitored and controlled, optimizing processes and eliminating the need for physical visits. However, collecting the data is only a start. More important issues relating to improving a company's profit margin are how that data is stored, manipulated and presented. It also enables re-framing the business, such as moving from hardware one-time sales to service provision with recurring revenue. There are many opportunities that can be exploited with telemetric data. This applies not just within the corporate walls of an organization but also outside of organizations, as collected data can provide the basis for industry wide comparisons. In a business environment in which organizations have to be constantly up-to-date, telemetry can be used where:

o Data/information must be collected from remote devices resulting in minimal scheduled and more Just in Time (JIT) visits
o There is a need to make informed business decisions with near real-time or real-time data
o    There is a need to improve operational control of business activities
o    Process inefficiencies can be reduced and costs driven down
o Organizations need to meet existing or proposed legislative and regulatory requirements
o There is a need to develop stronger relationships with customers by offering products and services that customers actually want, when they want it
o Organizations wish to differentiate on product/service offering and gain a competitive edge

M2M/Telemetry communication generally requires low-bandwidth with minimal impact on capacity and is a very good method for sending/receiving short bursts of data (second generation access technologies like GSM are sufficient in majority of cases).

Telematics/M2M Market Size and Potential

The potential value of the M2M market is substantial if the number of devices (such as utility meters and vending machines) that warrant attention is considered. It is currently estimated that only 2% of microprocessors end up in central processing units (CPUs) while 98% are used in other devices. These still remain a target. In reality, many factors dictate that all machines cannot be targeted, for example age and value of machine, data collection capability and reluctance to change. Nevertheless, if it is estimated that there are over 240 million utility meters in the U.S., a 10% wireless M2M penetration rate provides a target market of over 24 million meters. This represents a vast opportunity in one vertical market alone. If indeed the countries that have a heavy reliance on cellular wireless technology (rather than fixed lines) and the large number of households worldwide are taken into account, M2M has phenomenal potential.

The Vending Market

Traditionally, vending has been seen as a convenience and impulse purchase activity in Europe and the United States, although this is far cry from Japan where vending is all-pervading -- a lifestyle activity. In recent years, the image of vending as a distribution channel has changed dramatically. Vending has become more acceptable either as a complementary form of catering services, or in some cases the only available source. Pressures on staffing costs, more flexible lifestyle habits and the increased popularity and consumption of convenience foods and snack meals are some of the factors responsible for this trend. More variety with regard to the type of products currently vended is also helping boost the vending industry. Advances in technology have helped improve the range of products vended as well as the quality of service and payment systems used. Increased reliability and the economic useful life of the vending machine have also helped raise its profile as a distribution channel in the last decade.

However, the market has also been plagued by various problems such as a lack of control of overall operations. One such problem that vending operators have to deal with is shrinkage -- which in vending terms simply means loss through malpractices. According to recent AVA (UK vending association) figures, turnover lost through shrinkage can be as high as 6%. Some industry research estimates this figure to be as high as 15-20%. Another problem for vending operators in Europe is the need to change or upgrade cash systems to accept Euro currency.

Worldwide Vending Market

To better understand the vending market size and revenue potential, vending equipment have been split into three categories: Traditional Vending machines, Payment Terminals and Entertainment and Others.

Traditional Vending Machines

This category includes the conventional beverage, confectionery, snacks and food, tobacco, contraceptives and other miscellaneous items such as disposable cameras, available through machines found in offices, airports, leisure centers, educational facilities, factories and public/tourist locations.

Payment Terminals

These include automated teller machines (ATMs) -fixed and mobile versions (set up for one-off events like concerts), parking systems include pay-on-foot machines found in car parking garages like those at airports or public car parking lots and pay-and-display machines found in street locations. It also includes transport ticketing machines, note/coin changers and similar payment terminals.

Entertainment and Others

The entertainment category includes games (i.e. arcade games), gambling and jukeboxes. It also includes newer machines that fall into the vending category but are not classed as traditional by virtue of the product or service offered. These include business card design and printing machines, electronic kiosks and coin-operated washing machines.

M2M in Vending

M2M in vending terms involves making a piece of vending equipment communication ready for contact with other machines. This means that a communication device, as well as enabling software and hardware, is interfaced to a machine's electronics to enable communication with a vending operator's dispatch center or management headquarters. Communication may be one way or two-way depending on what the machine owner wants or is willing to pay for. Two-way communication (i.e. the machine can communicate with the central office and vice versa) with the vending machine means vending equipment can be monitored and controlled from any point on the circuit with a communication link.

Making a vending device communication ready can enable two principal functions:

Remote Management

Remote Management in essence means a machine can be controlled in terms of pricing, temperature or application upgrades, etc. The functional status of vending machines can be checked remotely. The machine can also be monitored for break in, temperature or faults from a central location instead having to physically visit a machine on the off chance that it has a problem or requires service. Machines can be polled for data at specific times or can send data to a central processing point at predetermined times in the case of non-business critical data such as inventory data. In other cases, it could be as and when generated if, for example an alarm signal is created. Data can take the form of sales and inventory, and machine status information can be sent to the vending operator as and when needed. Also, should a fault occur, this information can immediately be sent to the person in charge to take appropriate action. Remote control options enable price settings and machine configuration to be changed from a remote location.

Cashless Payment

Cashless Payment is made possible by the communication device in the machine. This basically allows the purchase details to be verified and authorized as the customer waits. A vending product or service is then delivered. Cashless payment may be by credit/debit cards, electronic device or mobile phone.

The Future of Wireless Vending

The current state of the wireless vending industry today is one of inconsistency with data transfer standards, slow response to change, few large players and most importantly few large orders that can effectively demonstrate how wireless vending can be used to derive business benefits. This profile of the wireless vending industry will change dramatically in coming years. ARC Group forecasts that wireless telemetry will take off first during 2002 and more strongly in 2003 helping vending companies to learn more and prepare themselves for mobile payment and the automated store front image many in vending eventually hope to offer. More cost effective solutions will also appear and there will be a move away from single modem machines to networked solutions (e.g. via Bluetooth) that share a common external communication gateway.

Possible New Strategies for Wireless Vending and Optimal Application Areas

For wireless vending to move forward, certain cultures and attitudes may have to be changed and new strategies introduced.

o Target offices/businesses -- with personnel working long hours -- as seen in the new workplace. In smart work environments, it might be possible to provide high margin products such as quality blended coffee that can be marked up in order to get the ROI needed to justify the wireless vending investment. Markets with high mobile penetration rates and high target age groups are a good basis for mobile payment. The NTT DoCoMo Cmode example demonstrates how a vending project could initially be launched in a city populated with a substantial number of youth with mobile phones and a thirst for soft drinks.
o Certain educational environments do not allow vending machines, but introducing healthy eating options such as cereals may help change such policies and reach the best target age groups.
o    New business ideas and customer offerings.

ARC Group's research also shows that the majority of vending transactions are either within the low/medium value or the medium/high volume region. Obviously there are few benefits for merchants to operate in the low value/low volume area of the market. However, there is a chance for merchants to offer new products/services in the high value/low volume area of the market. One example is offering relatively high value items like bicycles, for instance, using the cashless payment option. Tickets or collection receipts can be issued by printers installed in the machines or communicated to mobile handsets. With the right business models, partnerships, payment processing, backend infrastructure and logistics, this could present a new market opportunity for vending.

Market Size and Potential

Vending operators -- brand owners and independents -- stand the most to gain from deploying wireless vending solutions. Many worry that wireless vending is yet another technological solution that sounds straightforward but in practice may be a nightmare to deploy and maintain. Others worry that it may be some time before benefits are realized due to the levels of initial investment required. This is far from the case. The benefits of wireless vending are proven and if viewed correctly, provide a means of holistically solving problems that have besieged the industry for some time (in a one-solution-solves- many-problems scenario). These include: lack of accurate data, new currency introduction and upgrades, ability to meet regulatory requirements, poor accountability, vandalism, theft and unnecessary machine downtime.

Summary

ARC Group concludes that there are two main applications of M2M in vending: 1) Telemetry or remote management 2) Mobile payments. Cellular wireless telemetry is one solution that is guaranteed to change the face of the vending marketplace in coming years. It solves so many of the problems that the vending industry is currently battling and will have to face in the future. Cashless payments, or more specifically mobile payments will become a major mechanism for making payments in the future. Current mobile phone subscribers are more than ready to try new applications and data services available via their handsets. However, the objective is not purely to provide new services and attract new customers but to strengthen the customer's relationship with their mobile phone, transforming it into an indispensable lifestyle tool.

The vending industry has traditionally been perceived as a distribution channel for impulse and convenience purchases. The vision is to extend the customary vending customer boundaries and target a new expanded market. With new machines, a variety of products and services, as well as a new industry outlook this can be accomplished. No longer should vending equipment be patronized by individuals that do not have a choice but it should be equipped to adequately serve the needs of the average individual looking to make any routine purchase. Essentially, those that totally embrace the concepts of the new vending marketplace and M2M can achieve this vision. Those organizations that are prepared to overcome the challenges, look beyond the barriers and focus on the benefits and future growth prospects will be the ones that succeed in this area.

The reality with wireless vending solutions is that they are too valuable to be overlooked. Those that use wireless vending can now seize the opportunity to make this a lasting investment. The benefits are clearly demonstrable and cellular wireless technology can ultimately be used to transform the way the whole vending sector is currently viewed.

Competition

The Company will be subject to intense competition. Several large companies, including Nokia, Ericsson, Motorola and Nextel -- all with greater financial and managerial resources than the Company, and greater name recognition -- are offering M2M solutions, and the competition is intense for such a lucrative market. However, the Company's approach to its products and the marketplace has distinguishing features that may provide the Company significant advantages over competitors. The Company's approach also allows it to transform most, if not all competitors in partners who support and wrap their solutions around MachineTalker products.

Competitive Landscape

The competitive landscape can be classified in the following ways:

Technology Providers

Providers of key technologies, components or applications that support a solution, such as wireless modules, authentication and security schemes, and software that helps collect, store, mine and analyze the data and alerts produced by the vending locations. As long as they address the same market segments and geographies as MachineTalker they must be considered competitors. On the other hand, where the Company finds compatible products to enhance its offering, it may consider acquiring them.

Network Operators

Using a (wireless) telecommunications network to bring the data to a central location, several telecommunications companies have chosen to play a role greater than that of simply providing access. In an effort to ensure that their networks form the core of the solution, in the cases where cashless vending through mobile phones evolves, they could execute the billing as part of a phone bill transaction. Although in some cases they will be competitive, it is more likely that network operators will complement the MachineTalker solution.

System Integrators/Total Solution Providers

Since most systems lack the simplicity of the MachineTalker solution, they require involved on-going management, beyond the effort of the initial implementation. Several players have emerged that undertake the entire project; first, working with providers of key technologies, components or applications to complement parts of the solutions in which they themselves do not specialize, and then undertaking the running of the data center and the collection, management, analysis and reporting of the data to the vending operator. On the other hand, MachineTalker implementations will be sufficient to avoid a third party involvement in on-going data management. The Company intends to enter in partnership arrangements with System Integrators/Total Solution Providers in the cases where a richer solution is required, or the implementation is too large.

Competition in the Vending Marketplace

The Company's management has not been able to identify any offerings from any companies that can be considered direct competition to MachineTalker wireless control technology in the vending marketplace. While certain market overlaps exist between the Company's approach and other solutions, MachineTalker wireless control technology provides unique competitive advantages. Companies that MachineTalker may compete with in the vending marketplace include:

Marconi

Marconi is a large European player, involved in numerous telecom-related ventures. In the U.S., Marconi has announced its Dial-a-Coke technology. In March 2001, during the Spring National Automatic Merchandising Association
(NAMA) conference in Las Vegas, Marconi announced that it expected to have its intelligent vending machines in full commercial operation within twelve to eighteen months. However, at this time, only a pilot test in New Orleans is under way. The Company's management believes that that Marconi is concentrating on the credit/debit card payment options and remote monitoring and back office management. Marconi can be considered a Total Solution Provider.

E-Vend.net

E-Vend.net, based in Philadelphia, is a player in the U.S. wireless vending market. Dixie Narco (a vending equipment manufacturer and a division of Maytag) recently acquired a minority stake in the company. E-Vend's technology enables cashless payment options such as credit/debit cards via vending machines. It also enables remote monitoring of the machines. E-Vend.net recently launched its 1-800-CELLPAY service designed to allow customers to make purchases from vending equipment using cellular phones. According to the company, the mobile payment scheme was introduced because many service providers have claimed to be developing wireless vending solutions but none has delivered as yet in the U.S. The E-Vend.net approach works like most other mobile payment offerings currently available. The customer approaches a vending machine, dials the number designated for mobile payments, and selects the desired product. On the billing side, a small difference exists in that customers can choose to have the cost of the item purchased charged to a mobile phone bill or an account that can be set up online. The company has recently signed up Kodak as one of its major customers. Kodak will use the company's mobile payment solution in its Kodak Vending Program. Like most competitive solutions, and unlike the MachineTalker approach, E-Vend.net uses a non-networked scheme.

Isochron Data Corp

Based in Austin Texas, Isochron is a provider of equipment management solutions using two-way wireless technologies and the Internet. The company collects, stores, analyses and distributes data over secure Web based software applications. The Isochron solution is similar to MachineTalker's in that it offers an option that includes wireless LAN (WLAN) coverage for areas within buildings where communications are a challenge. However, this solution is static and limited when compared to MachineTalker's local community of wireless machines concept. Isochron is a technology provider that can also offer more comprehensive services such as data management and analysis.

Global Data

Global Data provides telemetry services to a host of industries. The company's principal markets include the utility sector, security alarms systems and intelligent transport systems. Global Data partnered with GTE Corporation (now Verizon Communications) in 1999 to enable the transmission of customer data via all common analogue and PCS technologies available in America.

Real Time Data

Real Time Data's principal capability includes the provision of wireless monitoring and control hardware and software for the vending industry. The company operates the Vendlink system of monitoring and control, based on wireless communication technology. Real Time Data also formed Vendlink Network, a group of regional vending and coffee service operators. There are currently eight regional operators with approximately 10,000 vending machines in the network, making it one of the country's top ten vending operators. Members of the network include VSI (a leading vending operator in Maryland, Washington DC, Delaware and Virginia), Hershey Automatic and ASI Vending Service.

Ultra (Europe)

The Ultra solution is an alternative to fitting all vending equipment with communications capability. This approach obviates the need to rely on agreements with network operators to provide the communication link or airtime required between machines and dispatch centers. Ultra, a Slovenian company, recently released a new product -- M-Pay mobile payment terminal -- for mobile payments. Unlike other mobile payment solutions that require the vending operator to have agreements with a wireless operator for a communication link, the Ultra model uses the customer's own communication link to make the purchase. The transaction is performed at the payment terminal.

In some ways, this solution is similar to the MachineTalker approach, since not all the vending machines are required to have communication capability. However, the Ultra mobile solution is primarily a cashless vending solution, and is able to collect data only on purchases made via its mobile payment terminal. This means that if there is a cash or different cashless payment system, the terminal is unable to transmit associated data. To collect data from other types of payment, a communication link would still have to be installed in the vending unit. Other disadvantages of the system are that the end user has to bear the entire transaction call cost, and the system may not always function correctly (for instance if the handset is removed from the payment terminal before completion of the operation, or the call is interrupted). The cost of the call would nonetheless still be borne by the customer.

cStar Technologies/Computer Associates

This group offers a solution that is a combination of cStar's communication gateway technologies and Computer Associates Unicentre TNG Optimal Vending
Solution management information system. The communication gateway devices provide network interfaces for vending machines, enabling machines to be connected in an intelligent network. Networks may take the form of a LAN within buildings using powerline (PLC) technology.

Although PLC provides a very efficient and cost effective means of networking machines as electrical wiring is already available and it does not require the installation of additional infrastructure, there are potential drawbacks including:

o Vending operators are reliant on client site electrical communications facilities (since PLC uses the client's electrical circuitry)
o PLC initial communication speeds are low (although higher speed systems are apparently being developed)
o PLC technology was beset by interference problems, but these have reportedly been overcome for on-site powerline communications.

NTT DoCoMo (Japan)

NTT DoCoMo offers its DoCoMo Machine Communications' Mobile Ark service. Founded in July 2000, DoCoMo Machine Communications is a subsidiary company of NTT DoCoMo and has minority investors such as Sanyo, Fuji, Panasonic and Conlux -- all players in the Japanese vending equipment industry. Although vending telemetry systems have been available in Japan for a number of years, solutions have been based on fixed lines. DoCoMo Machine Communications' offering is based on transmitters installed in vending machines with data routed over the DoPa network. The company offers wireless vending solutions -- the front end that sits in the vending machine as well as back end supporting systems for collecting data. Coca Cola Hokkaido is one of the company's largest vending customers. This player is an excellent example of a Network Operator who has taken a major role in all aspects of this practice. It's not surprising to see this telco providing a solution that requires a phone call for every transaction.

TelliQ

Based in Sweden, TelliQ's expertise is established in the vending and chemical industries. The company offers its customers a full-service or complete solution as they provide the hardware, software and systems support required for telemetry purposes (Total Solution Provider). The TelliQ system is able to provide both the telemetry and mobile payment functions. Information collected is processed using an Internet based software application. As an additional option, route operators can be provided with handheld computers. Furthermore, SMS messages are used to alert route managers to malfunctions or other problems that need to be resolved at specific machines. Major contracts for TelliQ include Spendrups Breweries, one of Sweden's largest breweries and Autobar a large vending operator in Europe. The sizes of the pilot test have not been disclosed.

Kilowatt

Based in Spain, Kilowatt aids the remote management of vending machines using a suite of products under the name of Tradatel Kasbah. The company has also designed some interesting supplementary modules that can be attached to vending machines. One module enables ads to be displayed at the vending machine and another allows a payphone to be attached to a vending machine. Kilowatt currently has approximately 5,000 vending machines that are remotely monitored and controlled in Spain.

BT Telemetry Solutions (UK)

BT Telemetry Solutions is an example of a large Network Operator offering a suite of products and services for the remote monitoring and control of devices. BT Telemetry Solutions is currently working with Evend for a system to monitor its Haagen-Dazs ice cream and Evian water machines, Birds Eye Walls, a vending company that has used BT's products on a trial basis, and Photo-Me International
(PMI). PMI currently operates approximately 4,500 photo vending machines across the UK. According to PMI's Managing Director, although their vending machines are very high-tech, valuable revenue is lost any time machines are down.
Following a trial on 25 photo vending machines, PMI has now deployed a BT Telemetry solution for approximately 4,500 photo machines to detect any faults through the coin mechanism and power supply. The system, like that of many of MachineTalker's competitors, is based on a cellular modem in each stand-alone vending machine.

Vianet

Based in Scotland, Vianet offers a business intelligence information service using fixed line, cellular wireless or DECT solutions. Data collection, storage, processing and reports are generated on behalf of the customer, for which the subscriber pays a monthly subscription fee. Data can be made available via a secure website, fax, WAP, e-mail and a host of other methods on a daily basis or as requested by the customer. Vianet's recent contracts include Britvic Soft Drinks (pilot of 100 machines), and BookStop, a high value book operator that was launched in the UK in 2000. This competitor appears to focus more on the data management and analysis side of the business.

Teknowledge Group

Teknowledge, based in Lincoln, England, has introduced a remote data retrieval system that communicates via cellular wireless networks and uses the Opus vending module. The module fits with any vending machine from Priceline to MDB versions. Although the data transmitted depends on the data capability of the vending machine, there is no limit to the amount of data the Opus module is able to receive. Except for alarm signals, which are sent as they occur, data collected is stored and sent to the central database at stipulated times -- normally off-peak hours. Opus was launched in 1998 and Phase II of the Opus system is undergoing field assessments. Teknowledge's customer base includes Cadbury Trebor Bassett Ltd in the UK.

Transcomm

Intelivend is an intelligent, windows based vending solution supplied by Transcomm offering customers a variety of wireless data solutions based on cellular wireless technology (GSM/GPRS in Europe) as well as the their UK Mobitex mobile data network. The Intelivend solution offers an assortment of functions that range from route management, asset tracking and repair to multi-branch support. A more recent functionality is vehicle tracking. Each vending machine sits as if at the end of a spoke at the rim of a wheel, communicating with the hub, but not with other vending machines along the rim.

Complementary Technology (ComTech)

ComTech has designed and developed a module called mWeb for modems, ISDN, GSM and Ethernet. These modules, which are as small as a credit card, sit in the vending machine and enable two-way communication between the vending machine and a central database. The ComTech system uses the Internet as a communication link. ComTech has partnered with companies such as WorldCom for bandwidth and Points of Presence (PoP) solutions and with Zylog for silicon provision. MachineTalker may be able to utilize ComTech modules in its solution.

Audit Systems Company (ASC)

ASC, a relatively small Maryland company, has seen a lot of success in the deployment of its retrofit kits which extract cash, transaction and stock information from machines that were built before such capability was standard practice (the DEX standards). Until recently ASC's activities were mainly limited to the installation, programming and interrogation of these kits. Through a close partnership with Vendmaster Software of Waterloo, Canada, they extended their solution to the analysis of the collected information (inventory management and forecasting, route balancing, etc.).

ASC's solution has been an elegant, cost effective retrofit, now extended with a software application. However, unlike the MachineTalker solution, it still lacks the advantage of machine-to-machine information exchange and decision making. Partnership possibilities are conceivable between the two companies.

MEI

MEI (West Chester, PA) is a company owned by Mars, Inc., the large food and beverage, pet care and vending systems multinational. Until recently MEI focused on its market leading bill acceptor and coin changer products. Since its acquisition of Rutherford & Associates of Holland, MI, it expanded its activities in vending management software.

Now through its MEI EASITRAX vending management system, MEI customers can extract vending machine usage data for on site viewing or uploading to vending management applications. The system includes the MEI EASITRAX data port, from which cash, transaction and stock information from machines that were built before such capability was standard practice can be extracted (the DEX standards), handheld computers for the viewing and transport of this data, and curbside polling systems for the remote monitoring of vending machines.

                            Marketing and Sales Plan

Marketing Strategy

The Company's marketing strategy is to create a favorable environment to sell its MachineTalker wireless control products. The Company intends to enhance, promote and support the fact that the MachineTalker wireless control technology is a complete and comprehensive wireless control solution.

Corporate Convergence

To achieve the highest level of performance in a world of convergence requires combining the formerly separate disciplines of communications, technology, and operations. The result is a company whose sum is greater than its parts, where all processes, departments, and disciplines work synergistically and create a unified brand experience.

The Company's management intends to promote corporate convergence. Various phenomena in the business world that were previously separate, including business processes, areas of knowledge, job descriptions, and products and services will be encouraged to come together and intersect. Technology, and the Internet in particular, is a significant cause of convergence. For example, methods for attracting customers used to be separate from methods for fulfilling their needs. At a software company, one team would produce marketing materials and another would ship software. Instead, MachineTalker's Web site will do both by presenting the Company's marketing material, and with a few more clicks, enabling the sale and transfer of software. Marketing, sales, and operations will converge through the internet.

Product and Service Differentiation

The differentiating attributes of the MachineTalker wireless control solution include:

o A complete solution to easily create, deploy and manage local communities of wireless machines via SMMP
o Low cost, easy-to-install wireless control kits can be added to existing machines
o    Designed for diverse types of appliances and machines
o Vast array of features to accommodate virtually any wireless control application
o    Highly scalable
o    Highly reliable

Value Proposition

The Company's value proposition is simple: The MachineTalker wireless control solution allows businesses to easily create, deploy and manage local communities of wireless machines at a reasonable cost.

Positioning

MachineTalker can be positioned as offering what it believes is the superior solution for creating, deploying and managing local communities of wireless machines. The Company's perceived advantage is that it can offer a complete solution that is inexpensive, efficient and scalable. The Company can reposition its competitors by demonstrating that their offerings are inadequate, too costly and for the most part, cannot be installed on existing machines, appliances and devices.

Sales Strategy

After creating a high level of perceived value and building significant demand for sales through its marketing campaign, the Company intends to aggressively its wireless control solution in the U.S. International sales will follow after establishing sales in the domestic marketplace.

Sales Margin Structure

The Company's management believes that the majority of its sales will be derived from channel partners and certified integration partners. As a result, the sales margin structure must be these independent organizations. The Company's proposed margin structure includes:

o       Direct Sales - Full suggested list price.
o Channel Partners/Certified Integration Partners Sales - 40% off suggest-ed list price.
o       Manufacturer's Representatives - 10% commission.

Target Market Segments

The Company's management has identified operators and manufacturers of vending equipment, and organizations that service these businesses as the primary target market segments for the MachineTalker wireless control solution. According to D&B/iMarket, the vending industry in the U.S. is comprised of the following businesses:

SIC Code          SIC Name                                             Number

5962              Merchandising Machine Operators                      17,879
3581              Automatic Vending Machines - Manufacturers              790
7359-0202         Vending Machine Rental - Services                     1,394
7699-2503         Vending Machine Repair - Services                       573
5087-9913         Vending Machines and Supplies - Wholesale               772
5046-0203         Vending Machines - Coin Operated - Wholesale            610
                                                                      --------
                                            Total                      22,018

Distribution Channels

The Company plans to sell the MachineTalker wireless control solution through several channels of distribution, including:

Direct Sales to End Users

The Company's policy is to sell directly to end-users only when other channels of distribution are unavailable. The Company's management expects that direct sales will occur most often with smaller customers.

Channel Partners and/or Certified Integration Partners

The Company plans to identify a number of independent organizations that may serve as channel partners and or certified integration partners. These organizations are likely to have well-established relationships with mid-size to large size customers. Many may also provide specific vertical market applications.

The Company's requirements for channel partners and certified integration partners include: established branding, established market segment, solid reputation, high volume transactions and independent marketing and services organizations.

Selling Methods

Executive Sales

Because many of MachineTalker's large customers will tend to be top corporate managers, it is important that its Company president and senior managers present its products to its customers.

Field Sales Force

The majority of the Company's selling efforts to large accounts will be handled internally through its field sales force. MachineTalker has chosen to use a direct sales force because its large accounts require considerable customer education and post-sales support -- directly from the Company. The Company's price points, pricing structure and profits are such that its cost of sales warrants a "person-to-person" selling strategy.

Manufacturers' Representatives

The Company can supplement its own field sales force by entering into agreements with manufacturers' representatives. Because manufacturers' representatives carry several product/service lines that are compatible with the Company's products and services, MachineTalker plans to select manufacturers representatives carrying complementary and compatible products and services, as well as manufacturers' representatives that sell dissimilar products and services yet ones that are appropriate to their customers' customer.

Telemarketing

The Company plans to use a telemarketing service to provide outside sales support, respond to inquiries and generate new sales leads. The Company intends to use outbound telemarketing to sell directly to its target market segments in the U.S. Specifically, the Company plans to hire outside telemarketing service firms to offer its products and services to new accounts within its reseller channel of distribution. The Company plans to test several factors to determine the optimum telemarketing sales campaign.

                             Administrative Offices

The Company currently maintains an office at 51 Santa Felicia Drive, Goleta, CA 93117. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining other office facilities at any time in the foreseeable future. The Company pays $7,100 per month for rent.

                                   Employees
The Company currently employs 4 full-time individuals, all of whom are working at the Company's offices at 51 Santa Felicia Drive, Goleta, California. Of those 4 full-time employees, 2 are employed in administrative, marketing, and sales positions, and the remaining 2 are technical employees employed in research, development, and technical product maintenance positions. The Company projects that during the next 12 months, the Company's workforce is likely to increase to 25, with 7 of the new positions being in the administrative, marketing, and sales areas and the remaining 10 of the new positions being in research, development, and production positions.

To support the Company's need for technical staffing, the Company has close ties to the computer science department at the University of California at Santa Barbara, where well-qualified programming technicians and software engineers are available. Additionally, the Company has established relationships with technical staffing organizations that continuously offer highly qualified personnel to meet the Company's needs, both locally and from out of the area.

ITEM  2.  MANAGEMENT'S   DISCUSSION  AND  ANALYSIS  OF  OPERATIONS  OR  PLAN  OF
OPERATIONS.


RESULTS OF OPERATIONS FOR PERIOD ENDED MARCH 31, 2002 FROM INCEPTION

The Company is newly formed and has had only limited operations since inception on January 30, 2002. The Company has incurred $86,203 in expenses since inception. The major expenses included $44,400 in salaries, $17,250 in professional fees, $12,200 in rent, amortization of patent $5,100, $4,631 in taxes and office expenses of $2,382. The net loss on operations was $86,203 for the period. Net loss per share was ($.01)


LIQUIDITY AND CAPITAL RESOURCES

The Company remains in the development Stage and, since inception, has experienced significant liquidity problems and has no significant capital resources now and has stockholders' equity of $51,547 at March 31, 2002. The Company has current assets of $32,032 and other assets and equipment of $19,515 at March 31, 2002.

The Company is unable to carry out its plan of business without funding. The Company cannot predict to what extent its current capital resources will carry it but anticipates that it will incur further operating losses. There is no assurance that the Company can continue as a going concern without substantial funding, for which there is no definitive source.


RESEARCH AND DEVELOPMENT

The Company has plans for development on its technology in the next twelve months and believes it may expend up to $250,000 on development of its technology in the next twelve months. The Company has no plans at this time for purchases or sales of fixed assets which would occur in the next twelve months.


EMPLOYEE CHANGES

The Company has no expectations or anticipation of significant changes in the number of employees in the next twelve months; however, if it achieves a business acquisition, it may acquire or add employees of an unknown number in the next twelve months.

The Company does not have capital sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. The Company will have to seek loans or equity placements to cover such cash needs.

No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to continue its business plan.

GOING CONCERN

The Company has no revenue and has generated negative cash flow since inception. There is substantial doubt about the ability of the Company to continue as a "going concern" unless it obtains outside financing.


Item 3.  Description of Property.

The Company maintains an office at 51 Santa Felicia Drive, Goleta, CA 93117. The Company pays $7,100 as rent for use of this office.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of December 31, 2001, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.




                                                               NUMBER OF SHARES          OWNERSHIP
SHAREHOLDERS/BENEFICIAL OWNERS                                                           PERCENTAGE
----------------------------------------------------------------------------------------------------------
Bryan Family Trust                                            2,350,000                 30.3%
745 Las Alturas Road
Santa Barbara, CA  93103

Mark P. Harris                                                2,350,000                 30.3%
543 1/2 Arroyo Avenue
Santa Barbara, CA  93110

Christopher T. Kleveland                                      2,350,000                 30.3%
2674 Puesta del Sol
Santa Barbara, CA  93105

Corporate Strategies, Inc.                                    450,000                   5.6%
5662 Calle Real, #115
Santa Barbara, CA  93117

James A. Hammann                                              100,000                   1.3%
1939 W. Melrose Drive
Decatur, IL  62526

William E. Beifuss, Jr. or Alice Beifuss                      100,000                   1.3%
9308 S. Beach Drive
Bainbridge Island, WA  98110

Thomas M. Mason                                               50,000                    .7%
25671 Via Solis
San Juan Capistrano, CA  92675




All directors and executive
officers as a group (3 persons)                               7,050,000                 91%


(1) Roland F. Bryan is the President, Director, and Chief Executive Officer of the Company.

(2) Mark P. Harris is Secretary/Treasurer, Director, and Vice President of Sales & Business Development of the Company.

(3) Christopher T. Kleveland is a Director and Vice President of Operations of the Company.

Each principal shareholder has sole investment power and sole voting power over the shares.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers currently serving the Company are as follows:

Name                            Position Held              Tenure
----------------------------------------------------------------------------

Roland F. Bryan                 President, CEO, and        Annual since 2002
                                Director

Mark P. Harris                  Secretary/Treasurer,       Annual since 2002
                                Director

Christopher T. Kleveland        Director                   Annual since 2002


The Company has a three-person Board of Directors, which presently has three positions filled by the individuals shown above.

The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The directors of the Company will devote such time to the Company's affairs on an "as needed" basis. As a result, the actual amount of time which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

The following paragraphs outline the biographical information of the officers and directors of the Company.

Biographical Information

Roland F. Bryan. Mr. Bryan, age 67, is the President and Chief Executive Officer of the Company. For the six years prior to founding the Company Mr. Bryan was advisor to several hi-tech companies on corporate organization, management, marketing and product development. Mr. Bryan has extensive background in computer science research and process control through computer automation. During the last 25 years he has built up and sold several high-tech companies in the fields of telecommunications networking, military computer systems and commercial equipment for network access. As CEO, one of his companies achieved the Inc. 500 List of Fastest Growing Companies. Mr. Bryan was the founder of Advanced Computer Communications, a network bridge/router company that was acquired by Ericsson in 1998 for $265 million. He studied electrical engineering at UCLA (1953-1955). He has been President of Virtual Resources Corp. (1998-1999), President of Associated Computer Consultants, Inc. (1996-2000), and a director of SecureCoin, Inc. (2000 to date).

Mark P. Harris. Mr. Harris, age 54, is the Vice President of Sales & Business Development of the Company. Prior to founding the Company, Mr. Harris served as President of SecureCoin, Inc., (1991 to date) a manufacturer of state-of-the-art coin acceptor products. That company was launched by him in 1991 as Water Conservation Services, Inc. to manufacture, install and service coin-operated shower concessions throughout the California State Park system. He was a codesigner of the new product line now sold by SecureCoin for use in a number of industries. Prior to founding SecureCoin, Mr. Harris owned and operated a real estate development company and was previously a Director of Eastern Telecommunications. Mr. Harris holds a B.A. from Amherst College.

Christopher T. Kleveland. Mr. Kleveland, age 52, is the Vice President of Operations of the Company (since 2001). Mr. Kleveland previously served as Vice President of Operations for SecureCoin, Inc. (2000 to date). Prior to joining SecureCoin, he served as President and CEO of Interforce Information Inc. (1996
- present),  an information  technologies  consulting  firm. Mr.  Kleveland also served as Chief Technical Officer for Personalarm Corporation and as Vice President of Operations at Advanced Computer Communications, where he established and operated a $20 million manufacturing facility supplying both military and commercial network electronics hardware. Mr. Kleveland has also served as a board member for several technology companies; and earned his degree in Psychology from the University of California at Santa Barbara (1972).


Indemnification of Officers and Directors

As permitted by Delaware Corporation Law, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

The Delaware Corporation Law excludes personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the Delaware Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Conflicts of Interest

Some officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

Conflicts of Interest - General. Certain of the officers and directors of the Company may be directors and/or principal shareholders of other companies and, therefore, could face conflicts of interest with respect to potential acquisitions. In addition, officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business.


Item 6.  Executive Compensation.

                                     SUMMARY COMPENSATION TABLE OF EXECUTIVES

                                   Annual Compensation                         Awards
------------------------ ------------ -------------- ------------ ----------------------- -------------------- ---------------------
Name and Principal       Year         Salary ($)     Bonus ($)    Other Annual            Restricted Stock     Securities
Position                                                          Compensation ($)        Award(s)             Underlying Options/
                                                                                          ($)                  SARs (#)
------------------------ ------------ -------------- ------------ ----------------------- -------------------- ---------------------
Roland F. Bryan,         2002         72,000         0            0                       0                    0
President, CEO
Director
------------------------ ------------ -------------- ------------ ----------------------- -------------------- ---------------------
Mark P. Harris,          2002         72,000         0            0                       0                    0
Secretary/Treasurer,
Director
------------------------ ------------ -------------- ------------ ----------------------- -------------------- ---------------------
Christopher T. Kleveland 2002         72,000         0            0                       0                    0
Director
------------------------ ------------ -------------- ------------ ----------------------- -------------------- ---------------------




                                                  Directors' Compensation
                                                  -----------------------
Name                             Annual  Meeting  Consulting      Number   Number of
                               Retainer  Fees     Fees/Other      of       Securities
                                 Fee ($) ($)      Fees ($)        Shares   Underlying
                                                                  (#)      Options
                                                                           SARs (#)
A. Director             2000      0        0          0            0           0
   Roland F. Byran

B. Director
   Mark P. Harris       2002      0        0          0            0           0

C. Director
   Chris Kleveland      2002      0        0          0            0           0


         Option/SAR Grants Table (None)

Aggregated  Option/SAR  Exercises in Last Fiscal Year an FY-End Option/SAR value
(None)

Long Term Incentive Plans - Awards in Last Fiscal Year

None

Item 7. Certain Relationships and Related Transactions.

No officer, director, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

Item 8.  Description of Securities.

The Shares being registered are shares of the Common Stock of the Company, with a par value of one hundredth of one cent ($0.0001). The holder of each Share is entitled to one vote per Share. The holders of the Shares do not have any preemptive rights, and there is no liquidating preference associated with the Shares.


                         RIGHTS OF CERTAIN SHAREHOLDERS


Shareholders

Each shareholder has sole investment power and sole voting power over the shares owned by such shareholder.

Transfer Agent

The Company has not engaged a transfer agent.

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements, and to file unaudited quarterly reports and annual reports with audited financial statements as required by the Securities Exchange Act of 1934.

                                    PART II

Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters


                    DIVIDENDS, DISTRIBUTIONS, AND REDEMPTIONS

The Company has not paid, and does not anticipate paying, any dividends or other distributions to investors purchasing Shares in the Offering. The Company is taxed as a "C" corporation for federal income tax purposes.

Under the Company's incentive Stock Option Plan, shares issued pursuant to that plan may be subject to certain restrictions on transfer that may occasion the Company's electing to purchase shares from current or former employees or consultants. Otherwise, the Company does not anticipate making any distributions with respect to its outstanding Shares of Common Stock.

No public trading market exists for the Company's securities and all of its outstanding securities are restricted securities as defined in Rule 144. There were 12 holders of record of the Company's common stock as of April 30, 2002. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2.  Legal Proceedings

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to any litigation.

Item 3.  Changes in and Disagreements with Accountants.

Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

In the last three years, the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:


                                                       Purchase      Date of
Purchaser                               Per Share      Amount        Purchase       Shares
---------                               ---------      ------        --------       ------

Bryan Family Trust                      $.0017         $3,995        2/12/02        2,350,000

Mark P. Harris                          $.0017         $3,995        2/12/02        2,350,000

Chris T. Kleveland                      $.0017         $3,995        2/12/02        2,350,000

Corporate Strategies, Inc.              $.0017         $766          2/12/02        450,000

James A. Hammann                        $.50           $25,000       2/22/02        50,000

William E. Beifuss, Jr.                 $.50           $50,000       2/22/02        100,000
or Alice Beifuss

Thomas M. Mason                         $.50           $25,000       3/8/02         50,000

Sterling Trust Co.                      $.50           $25,000       3/8/02         50,000
FBO James A. Hammann



Each of the sales listed above was made for cash or services as listed. All of the listed sales were made in reliance upon the exemption from registration offered by Regulation D, Rule 504, Section 4(6) and Section 4(2) of the Securities Act of 1933, as amended. Based upon Subscription Agreements completed by each of the subscribers, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks and (3) were accredited investors. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records.

Item 5.  Indemnification of Directors and Officers

The Delaware General Corporation Law provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                                   SIGNATURES:

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:  May 7, 2002

                                         MACHINETALKER, INC.


                                             /s/ Roland F. Bryan
                                         by: ------------------------------
                                             Roland F. Bryan, President
                                             and Director


                                             Directors:


                                           /s/ Mark P. Harris
                                           ----------------------------------
                                           Mark P. Harris, Director


                                            /s/ Christopher T. Kleveland
                                           ----------------------------------
                                             Christopher T. Kleveland, Director

                               MACHINETALKER, INC.
                              FINANCIAL STATEMENTS
                                 MARCH 31, 2002

                               MACHINETALKER, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                                    CONTENTS


                                                                    PAGE



INDEPENDENT AUDITORS' REPORT                                         F-1


BALANCE SHEET                                                        F-2


STATEMENTS OF OPERATIONS                                             F-3


STATEMENTS OF SHAREHOLDERS' EQUITY                                   F-4


STATEMENTS OF CASH FLOWS                                             F-5


NOTES TO FINANCIAL STATEMENTS                                        F-6 - F-8

                          INDEPENDENT AUDITORS' REPORT

     Board of Directors
     MachineTalker, Inc.



         We have audited the accompanying balance sheet of MachineTalker, Inc. (a Delaware corporation in the development stage) as of March 31, 2002 and the related statements of operations, shareholders' equity and cash flows for the two months ended March 31, 2002, and from the period of inception (January 30, 2002) through March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MachineTalker, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the two months then ended, and for the period from inception (January 30, 2002) through March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company did not generate revenue and has generated negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


     /s/ rose, Snyder & Jacobs
     Rose, Snyder & Jacobs
     A Corporation of Certified Public Accountants

     Encino, California

     April 16, 2002


                              MACHINETALKER, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET
                                 MARCH 31, 2002


                                             ASSETS


CURRENT ASSETS
Cash                                                                                       $ 32,032
                                                                                           ---------

TOTAL CURRENT ASSETS                                                                         32,032
                                                                                             -------

PROPERTY & EQUIPMENT, at cost
Computer equipment                                                                            4,515

OTHER ASSET
Deposit                                                                                      15,000
                                                                                             -------

  TOTAL ASSETS                                                                             $ 51,547
                                                                                           =========

                              LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES                                                                                     $ -
                                                                                                ----

SHAREHOLDERS' EQUITY
Common stock, $.001 par value;
 authorized - 20,000,000 shares; issued and
 outstanding - 7,750,000 shares                                                               7,750
Additional paid in capital                                                                  130,000
Accumulated deficit during development stage                                                (86,203)
                                                                                            --------
TOTAL SHAREHOLDERS' EQUITY                                                                   51,547
                                                                                            --------

  TOTAL LIABILITIES AND
    SHAREHOLDERS' EQUITY                                                                   $ 51,547
                                                                                           =========



                      See independent auditors' report and
                         notes to financial statements.



                              MACHINETALKER, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS


                                                                                             From Inception
                                                                       For the two            (January 30,
                                                                       months ended          2002) through
                                                                      March 31, 2002        March 31, 2002
                                                                    -----------------      ----------------
REVENUE                                                                         $ -                    $ -

COST OF REVENUE                                                                   -                      -
                                                                       -------------          -------------

  GROSS PROFIT                                                                   -                      -
                                                                       -------------          -------------
OPERATING EXPENSES
Salaries                                                                     44,400                 44,400
Professional fees                                                            17,250                 17,250
Rent                                                                         12,200                 12,200
Amortization of patent                                                        5,100                  5,100
Payroll taxes                                                                 4,631                  4,631
Meals and entertainment                                                         240                    240
Office expense                                                                2,382                  2,382
                                                                       -------------          -------------

 TOTAL OPERATING EXPENSES                                                    86,203                 86,203
                                                                       -------------          -------------

NET LOSS                                                                  $ (86,203)             $ (86,203)
                                                                       =============          =============

BASIC AND DILUTED LOSS PER COMMON SHARE                                     $ (0.01)
                                                                       -------------

WEIGHTED AVERAGE NUMBER
  OF COMMON SHARES                                                        7,635,246
                                                                       =============



                      See independent auditors' report and
                         notes to financial statements.



                              MACHINE TALKER, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                       STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                               Accumulated
                            Number of         Common         Additional       Deficit During
                              shares           Stock          Paid-in           Development
                           Common stock      Par Value        Capital              Stage             Total
                           ------------    ------------    -------------     ----------------        -----
Balance at
  January 30 , 2002             7,500,000       $ 7,500          $ 5,250               $  -           12,750

Issuance of
common stock                      250,000         $ 250         $124,750                  -          125,000


Net Loss                                -             -                -            (86,203)         (86,203)
                                ----------      --------        ---------         ----------        ---------


Balance at
  March 31, 2002                7,750,000       $ 7,750         $130,000          $ (86,203)        $ 51,547
                                ==========      ========        =========         ==========        =========



                      See independent auditors' report and
                         notes to financial statements.



                              MACHINETALKER, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS


                                                                                        From Inception
                                                                  For the two            (January 30,
                                                                  months ended           2002) through
                                                                 March 31,2002          March 31,2002
                                                                ---------------         ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                             $ (86,203)             $ (86,203)
Amortization                                                             5,100                  5,100
                                                                        ------                 -----

NET CASH USED IN
  OPERATING ACTIVITIES                                                 (81,103)               (81,103)
                                                                       --------               --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Deposit on patent                                                      (15,000)               (15,000)
Purchase of office equipment                                            (4,515)                (4,515)
                                                                        -------                -------
NET CASH USED IN
  INVESTING ACTIVITIES                                                 (19,515)               (19,515)
                                                                       --------               --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock                                 125,000                125,000
                                                                       --------               -------
NET CASH PROVIDED BY
  FINANCING ACTIVITIES                                                 125,000                125,000
                                                                       --------               -------

NET INCREASE IN CASH                                                    24,382                 24,382

CASH AT BEGINNING OF PERIOD                                              7,650                  7,650
                                                                       --------                 -----
CASH AT END OF PERIOD                                                 $ 32,032               $ 32,032
                                                                      =========              ========



                      See independent auditors' report and
                         notes to financial statements.

                               MACHINETALKER, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2002




1.   ORGANIZATION AND GOING CONCERN

     Organization
     ------------
     MachineTalker, Inc (the "Company") was incorporated in the state of Delaware on January 30, 2002. The Company, based in Goleta, California, began operations on January 30, 2002. The Company is currently in the stage of developing wireless networking adaptors for the vending industry, manufacturing control and inventory control.

     Going Concern
     -------------
     The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The Company does not generate revenue, and has negative cash flows from operations, which raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, additional cash infusion. As discussed in note 7, the Company is in the process of issuing a Private Placement Memorandum and offering securities for sale. Management believes this offering will provide the additional cash needed to meet the Company's obligations as they become due, and will allow the development of its core of business.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and Cash Equivalent
     ------------------------
     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Use of Estimates
     ----------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Significant estimates made in preparing these financial statements include the estimate of useful lives of property and equipment, the deferred tax valuation allowance, and the fair value of stock options. Actual results could differ from those estimates.

     Property and Equipment
     ----------------------
     Property and equipment are stated at cost, and are depreciated using the straight-line method over 5 years.

     Stock-Based Compensation
     ------------------------
     The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (APB 25), and has adopted the "disclosure only" alternative described in Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation.

     Earnings per Share
     ------------------
     The Company adopted Statement of Financial Standards ("SFAS") No. 128 for the calculation of earnings per share. SFAS No. 128 dictates the calculation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company's diluted loss per share is the same as the basic loss per share for the two months ended March 31, 2002, as the inclusion of any potential shares would have had an anti-dilutive effect due to the Company generating a loss.



                        See Independent Auditors' report

                               MACHINETALKER, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2002



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Income Taxes
     ------------
     The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The measurement of deferred tax assets and liabilities is based on provisions of applicable tax law. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, is not expected to be realized.


3.   DEFERRED TAX BENEFIT

     At March 31, 2002, the Company has net operating loss carryforwards of approximately $80,000 for federal tax purposes, which expire in 2022. At March 31, 2002, total deferred tax assets, consisting principally of net operating loss carryforwards, amounted to approximately $29,000. For financial reporting purpose, a valuation allowance has been recognized in an amount equal to such deferred tax assets due to the uncertainty surrounding their ultimate realization.


4.   CAPITAL STOCK

     At March 31, 2002, the Company's $.001 par value common stock authorized is 20,000,000 shares. The Company originally issued 7,500,000 shares for a consideration of $7,650 in cash, and a $5,100 patent assigned to the Company. During the month of March 2002, the Company issued an additional 250,000 shares of common stock at $0.50 per share for a total of $125,000.

     At March 31, 2002, 2,000,000 shares were reserved for the shares to be issued under the Company's stock option plan (see note 5).


5.   STOCK OPTIONS

     The Company adopted a Stock Option Plan for the purposes of granting stock options to its employees and others providing services to the Company. The Company hereby reserves and sets aside for the granting of Options under the plan Two Million (2,000,000) shares of Common Stock. Options granted under the Plan may be either Incentive Options or Nonqualified Options and shall be administered by the Company's Board of Directors ("Board"). Each option shall be exercisable in full or in installments and at such times as designated by the Board. Notwithstanding any other provision of the Plan or of any Option agreement, each Option shall expire on the date specified in the Option agreement, which date shall not be later than the tenth anniversary from the effective date of this option. During the two months ended March 31, 2002, the Company granted 400,000 options with an effective date of March 1, 2002. The exercise price of the options shall be $0.50 per share and they vest over a 4-year period. The plan provides specific language as to the termination of options granted hereunder.





                        See Independent Auditors' report

                               MACHINETALKER, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2002



5.   STOCK OPTIONS (Continued)

     SFAS 123, Accounting for Stock-Based Compensation, requires pro forma information regarding net income (loss) using compensation that would have been incurred if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of options granted, which has been estimated at $0 at the date of grant was determined using the minimum value option pricing model with the following assumptions:


     Risk free interest rate                    4.91%
     Stock volatility factor                    None
     Weighted average expected option life      10 years
     Expected dividend yield                    None

     A summary of the Company's stock option activity and related information follows:

                                                                Weighted
                                                                average
                                                                exercise
                                                Option          price
                                                ------          --------
        Outstanding - beginning of period             -         $      -
        Granted                                 400,000             0.50
        Exercised                                     -                -
        Forfeited                                     -                -
                                                --------        --------
        Outstanding - end of period             400,000             0.50
                                                ========        ========
        Exercisable at the end of year                -                -
                                                ========        ========
        Weighted average fair value of
          options granted during the year                       $      -
                                                                ========

     The weighted average remaining contractual life of options as of March 31, 2002 was as follows:

                                                    Weighted
                                                    average
                              Number of             remaining
        Exercise              options               contractual     Options
        price                 outstanding           life (years)    exercisable
        --------              -----------           ------------    -----------
        $0.50                 400,000               9.93                     -


6.   RELATED PARTY

     The Company leases its premises from a company owned by the majority shareholders. This lease is on a month-to-month basis and rent expense amounted to $12,200 for the two months ended March 31, 2002.


7.       SUBSEQUENT EVENTS

     The Company is in the process of offering securities for sale with the issuance of a Private Placement Memorandum. The Company is also preparing the filing of a Form 10-SB with the SEC.


                        See Independent Auditors' Report